355 Madison Ave Morristown, NJ 07960 P: (973) 538-1194 F: (973) 538-1196 www.boomerangsystems.com We Make Real Estate TM

April 8, 2009

Mr. Brian Cascio
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

VIA EDGAR

Re: SEC Letter of Comment Dated March 25, 2009
File No.: 000-10176

Dear Mr. Cascio:

In response to your letter dated, March 25, 2009, with respect to the staff’s comments, please be advised that we are reviewing the issues raised with our accountants, and will provide a response by April 20, 2009.

If the staff should have any further questions or comments, please do not hesitate to contact the undersigned at 973-538-1194.

Very truly yours,

/s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Chief Financial Officer